SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, NY 10017

November 20, 2007

Re:                               BlackRock Funds II (File No. 811-22061)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549
Attn:  Filing Desk

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1 (g) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of BlackRock Funds II are the following documents:

•A copy of the Extended Fidelity Bond Endorsement; and

•A Secretary’s Certificate certifying resolutions regarding the fidelity bond extension adopted by the Board of Trustees of BlackRock Funds II.

The premium for the extension of the bond fidelity bond has been paid for the period September 29, 2006 to November 1, 2007.

Any questions or communications should be directed to David Wohl at 212-455-7937.

Very truly yours,
/s/Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:           Brian P. Kindelan, (BlackRock Advisors, LLC)

		VIGILANT INSURANCE COMPANY
		Endorsement No.:	12
		Bond Number:	81622036
NAME OF ASSURED: BLACKROCK FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD	from 12:01 a.m. on	September 29, 2006
	to 12:01 a.m. on	November 1, 2007

This Endorsement applies to loss discovered after 12:01 a.m. on September 29, 2007.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 10, 2007

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

By
Authorized Representative

1

BlackRock Funds II

ASSISTANT SECRETARY’S CERTIFICATE

I, Denis R. Molleur, the duly elected and acting Assistant Secretary of BlackRock Funds II (the “Fund”), hereby certify that the following resolutions regarding the Fund’s fidelity bond were duly adopted by the Board of Trustees of the Fund on May 31, 2007, are in full force and effect and have been so since such date.

RESOLVED, that it is the finding of the Board of Trustees and separately the finding of the Trustees who are not “interested persons” of the Fund under the Investment Company Act of 1940, as amended (the “1940 Act”) that with respect to each Portfolio of the Fund and the Fund as a whole, the Fidelity Bond written by Vigilant Insurance Company (the “Bond”) in the aggregate amount of $10,000,000, covering, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Portfolio of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of each Portfolio, the number of other parties named as insured parties under the Bond and the nature of the business activities of those other parties and the nature of the securities held by each Portfolio of the Fund; and

FURTHER RESOLVED, that the premium to be paid by each Portfolio of the Fund and the Fund as a whole under the Bond be, and hereby is, ratified and approved by the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond, the premium payable by each Portfolio of the Fund, the ratable allocation of the premium among all the parties insured under the Bond, and the extent to which the share of the maximum premium allocated to each Portfolio of the Fund under the Bond is less than the premium that such Portfolio would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the Bond be, and hereby is, approved by a vote of a majority of the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act; and

FURTHER RESOLVED, that the Secretary, Assistant Secretary, Treasurer and Assistant Treasurer of the Fund be, and each hereby is, designated as the officer responsible for filing the Bond with the SEC and giving notice required under paragraph (g) of the aforementioned Rule 17g-1; and

FURTHER RESOLVED, that the Joint Insured Bond Agreement, as presented at this meeting be, and hereby is, approved with respect to the Portfolios by the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act, with such changes as the officers, with the advice of Fund counsel, may deem necessary or advisable (such determination to be conclusively evidenced by such changes); and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to execute and deliver said Agreement; and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

	By:	/s/ Denis R. Molleur
Denis R. Molleur, Esq.
Assistant Secretary

Dated: November 16, 2007